UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 27, 2017

   CAROLINA FINANCIAL CORPORATION

(Exact Name of Registrant As Specified in Its Charter)

   Delaware

(State or Other Jurisdiction of Incorporation)

000-19029	57-1039673
(Commission File Number)	(I.R.S. Employer Identification No.)

288 Meeting Street, Charleston, South Carolina	29401
(Address of Principal Executive Offices)	(Zip Code)

   (843) 723-7700

(Registrant's Telephone Number, Including Area Code)

   Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

Carolina Financial Corporation (“Carolina Financial”) and First South Bancorp, Inc. (“First South”) announced today that they have received the requisite regulatory and shareholder approvals for the mergers contemplated by the Agreement and Plan of Merger and Reorganization, dated June 9, 2017. Pursuant to the terms of the Merger Agreement, the initial exchange ratio of 0.5200 was subject to decrease in the event that the average closing price per share of Carolina Financial common stock was greater than $35.14 over a specified period prior to completion of the merger and Carolina Financial common stock outperformed the NASDAQ Bank Index by 15% or more between the signing date and the end of the specified period. Both conditions have been met. Accordingly, each outstanding share of First South common stock will be exchanged for 0.5064 shares of Carolina Financial common stock. The closing of the mergers of Carolina Financial and First South and their subsidiary banks are expected to occur on November 1, 2017.

A copy of the joint press release is filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press release dated October 27, 2017

Forward-Looking Statements

Certain statements in this Form 8-K contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans and expectations, and are thus prospective. Such forward-looking statements include, but are not limited to, statements with respect to plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” and “projects,” as well as similar expressions. Such statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Although the parties making such statements believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, Carolina Financial and First South provide no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by Carolina Financial, First South, or any other person that the future events, plans, or expectations contemplated will be achieved.

Additional Information About the Merger and Where to Find It

Carolina Financial and First South have filed relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4, which includes a joint proxy statement of Carolina Financial and First South and a prospectus of Carolina Financial, as well as other relevant documents concerning the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such off, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

STOCKHOLDERS OF CAROLINA FINANCIAL AND FIRST SOUTH ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders of Carolina Financial and First South may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Carolina Financial, at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: First South Bancorp, Inc., 1311 Carolina Avenue, Washington, NC 27889, Attention: Scott C. McLean, Executive Vice President and Chief Financial Officer or Carolina Financial Corporation, 288 Meeting Street, Charleston, South Carolina 29401, Attention: William A. Gehman, III, Executive Vice President and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAROLINA FINANCIAL CORPORATION,
Registrant

By:	/s/ William A. Gehman, III
Name:	William A. Gehman, III
Title:	Chief Financial Officer

Dated: October 27, 2017